UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated December 08, 2020
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI LIMITED: MARIA RAMOS APPOINTED CHAIR

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)
NEWS RELEASE
Maria Ramos Appointed AngloGold Ashanti Chair

(JOHANNESBURG) – The Board of AngloGold Ashanti is pleased to advise that Independent
Non-Executive Director Maria Ramos has been appointed chair of the Board. Ms Ramos succeeds
Sipho Pityana who has resigned from the Board. These changes are with immediate effect.

The Board notes the significant contribution made by Mr Pityana to the Company since his appointment to the Board in 2007 and his appointment as chair in 2014.

Mr Pityana has chaired the Board over a time when AngloGold Ashanti has followed a clear strategy characterised by strict capital discipline and improved sustainability of its business. Safety has improved significantly over that period, with the first ever fatality-free year in the Company’s history, recorded in
2019. Since he assumed the role in February 2014, the Company’s debt has been reduced by more than 70% from internally generated funds, the portfolio simplified by the sale of shorter-life assets, and the Obuasi mine in Ghana redeveloped into a modern, long-life operation.

The Board is delighted to welcome the incoming chair, who has been a director of the Company since
May 2019. Ms Ramos brings to the role exceptional experience in leadership roles across both the private and public sectors. Currently, Ms Ramos serves as chairman of the Remuneration and Human
Resources Committee and as a member of the Social, Ethics and Sustainability Committee and
Nominations Committee.

Ms Ramos and the Board of Directors fully endorse the strategic direction of AngloGold Ashanti, and are supportive of the executive management team, led by Interim Chief Executive Officer Christine
Ramon, which is delivering on this long-term business strategy.

Ms Ramos has extensive commercial experience within the banking industry and has occupied prominent roles in South Africa. Most recently, Ms Ramos served for 10 years as CEO of the Absa
Group, one of Africa’s largest banks, until her retirement in February 2019. Prior to that she was the
Group Chief Executive of state-owned Transnet, the largest freight transport and logistics service provider in South Africa, for five years. This was after successfully serving as Director-General of the
National Treasury for seven years, where she played a key role in transforming the Treasury into one of the most effective state departments in the post-apartheid administration.
ENDS
Johannesburg
8 December 2020

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS
Media
Charmane Russell
General inquiries
+27 11 880 3924 / +27 82 372 5816
charmane@rasc.co.za
media@anglogoldashanti.com
Investors
Yatish Chowthee
+27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2019, which has been filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-
looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.
Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: December 08, 2020
By: /s/ L MARWICK
Name: L Marwick
Title: EVP: General Counsel
and Interim Company Secretary